FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of January 2005

                      (Commission File Number: 000-24876)

                               TELUS Corporation
                (Translation of registrant's name into English)

                           21st Floor, 3777 Kingsway
                       Burnaby, British Columbia V5H 3Z7
                                     Canada
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F  _____           Form 40-F  __X__

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes     _____               No  __X__

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

         This Form 6-K consists of the following:

         On January 24, 2005, TELUS Corporation ("TELUS") distributed a booklet which provides detailed information about the Amended and Restated TELUS Corporation Dividend Reinvestment and Share Purchase Plan (the "Plan") together with a copy of the Plan to participants in the Plan. A copy of this booklet together with the Plan is attached as Exhibit 1 hereto and incorporated herein by reference. Capitalized terms used herein shall have the meaning assigned to them under Definitions found in the Plan.

         The major changes in this amendment to the Plan from the Plan in place prior to January 1, 2005 is that under the Plan, prior to January 1, 2005, the Non-Voting Shares purchased by the Plan Agent for Participants were issued from treasury by TELUS. The Non-Voting Shares acquired from dividends were issued at a discount of up to 5% from the Average Market Price and the Non-Voting Shares acquired from optional cash payments were issued at the Average Market Price. From January 1, 2005 forward, Non-Voting Shares acquired for Participants will be acquired in the open market whether they are acquired from the dividends or optional cash payments. The price for the Non-Voting Shares acquired will be the average cost paid by the Plan Agent for acquiring the Non-Voting Shares (excluding any brokerage fees, commissions and transaction costs).

         Under the Plan, TELUS has the option of issuing Non-Voting Shares from treasury at the Average Market Price, less in the case of dividends a discount of up to 5%.

         TELUS will advise Participants of any change in the policy with respect to the purchase of Non-Voting Shares under the Plan.

         The information included on this Form 6-K is expressly incorporated by reference into the prospectus that forms a part of the Registration Statement on Form F-3 (No. 333-85088) (the "Prospectus") and to the extent any of the information contained herein is inconsistent with the Prospectus it shall supercede any such information. All other information contained in the Prospectus shall remain in effect.

                                    EXHIBITS

Exhibit No.        Description
-----------        -----------

1 Dividend Reinvestment and Share Repurchase Plan booklet together with Amended and Restated Divided Reinvestment & Share Purchase Plan.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2005
                                          TELUS CORPORATION


                                                 /s/ Audrey T. Ho
                                          -------------------------------------
                                          Name:  Audrey T. Ho
                                          Title: Vice President, Legal Services
                                                 and General Counsel